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                      MAXAM GOLD CORPORATION
                       528 Fon Du Lac Drive
                  East Peoria, Illinois   61611
                          (309) 699-8725



                              May 27, 1998


United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

Attention:     Mr. Richard Wulff
               Branch Chief, Office of Small Business Review

               RE:  Maxam Gold Corporation, Form  No. SB-2,
                    File No. 333-38577

Dear Mr. Wulff:

          Pursuant to the provision of the Regulation 477 of the Securities Act of 1933, as amended, the registrant, Maxam Gold Corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") enter an order permitting the Company to withdraw its registration statement as filed with the Commission, in the above captioned matter. The Company hereby requests permission to withdraw said registration statement for the reason that the warrants proposed to be registered are out-of-the-money and accordingly it is not economical or reasonable to distribute or register the same at this time. The Company has not offered or sold any securities pursuant to the pending registration statement. Based upon the foregoing, the Company does not believe that it will again seek registration of the warrants or underlying shares in the near future.

          Thank you for your cooperation.

                              Yours truly,

                              MAXAM GOLD CORPORATION

                              BY: /s/ Alan Hubbard, President